UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549


                             SCHEDULE 13G

               Under the Securities Exchange Act of 1934


                          (Amendment No. 1)*


                       Agios Pharmaceuticals, Inc.
                             (Name of Issuer)

                               Common Stock
                      (Title of Class of Securities)

                                00847X104
                              (CUSIP Number)

                            December 30, 2016
         (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
[X] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[ ] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


















CUSIP: 00847X104                                                Page 1 of 7

 1   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     Capital International Investors **


 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
     INSTRUCTIONS)                                                 (a)

                                                                    (b)
 3   SEC USE ONLY


 4   CITIZENSHIP OR PLACE OF ORGANIZATION

     California

             5   SOLE VOTING POWER

                  3,739,823


             6   SHARED VOTING POWER
 NUMBER OF
   SHARES         NONE
BENEFICIALL
 Y OWNED BY
             7   SOLE DISPOSITIVE POWER
    EACH
 REPORTING        4,205,223
   PERSON
   WITH:
             8   SHARED DISPOSITIVE POWER

                  NONE

 9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,205,223          Beneficial ownership disclaimed pursuant to Rule
     13d-4


 10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)


 11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     10.0%

 12  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IA

** A division of Capital Research and Management Company (CRMC)






CUSIP: 00847X104                                                Page 2 of 7

                  SECURITIES AND EXCHANGE COMMISSION
                         Washington, DC 20549

                             Schedule 13G
               Under the Securities Exchange Act of 1934

Amendment No. 1

Item 1(a)     Name of Issuer:
       Agios Pharmaceuticals, Inc.

Item 1(b)     Address of Issuer's Principal Executive Offices:
       88 Sidney Street
       Cambridge, MA 02139

Item 2(a)     Name of Person(s) Filing:
       Capital International Investors, division of Capital Research and Management Company

Item 2(b)     Address of Principal Business Office or, if none,
       Residence:
       11100 Santa Monica Boulevard
       16th Floor
       Los Angeles, CA 90025

Item 2(c)     Citizenship:   N/A

Item 2(d)     Title of Class of Securities:
       Common Stock

Item 2(e)     CUSIP Number:
       00847X104

Item 3 If this statement is filed pursuant to sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
       (e)      [X]     An investment adviser in accordance with
            section 240.13d-1(b)(1)(ii)(E).

Item 4     Ownership

       Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.


       (a)    Amount beneficially owned:
       (b)    Percent of class:
       (c)    Number of shares as to which the person has:
       (i)    Sole power to vote or to direct the vote:
       (ii)   Shared power to vote or to direct the vote:
       (iii)  Sole power to dispose or to direct the disposition of:
       (iv)   Shared power to dispose or to direct the disposition of:

       See page 2

       Capital International Investors division of Capital Research and Management Company ("CRMC") and the following CRMC
       subsidiaries: Capital Guardian Trust Company, Capital
       International Limited, Capital International Sarl, Capital
       International K.K. and Capital International, Inc.,
CUSIP: 00847X104                                                Page 3 of 7
       collectively provide investment management services under the name "Capital International Investors." Please see Items 5 through 11 of each reporting person's cover sheet in this
       Schedule 13G filing for such person's deemed beneficial ownership of 4,205,223 shares or 10% of the 42,014,777 shares believed to be outstanding.

Item 5 Ownership of Five Percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

Item 6     Ownership of More than Five Percent on Behalf of Another
       Person: N/A

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person: N/A

Item 8     Identification and Classification of Members of the Group:
       N/A

Item 9     Notice of Dissolution of Group:  N/A

Item 10     Certification

       By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

     Signature

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

        Date:          January 9, 2017

        Signature:     **Robert W. Lovelace
        Name/Title:    Robert W. Lovelace, Partner
                       Capital International Investors




        ***By  /s/ Walter R. Burkley
               Walter R. Burkley
               Attorney-in-fact

          Signed pursuant to a Power of Attorney dated January 4, 2017 included as an Exhibit to Schedule 13G filed with the Securities and Exchange Commission by Capital International Investors.

CUSIP: 00847X104                                                Page 4 of 7













                                EXHIBIT

                           POWER OF ATTORNEY

          The undersigned do hereby appoint Michael J. Downer, Kristine
M. Nishiyama and Walter R. Burkley, and each of them, acting singly, with full power of substitution, as the true and lawful attorney of the undersigned, to sign on behalf of the undersigned in respect of the ownership of equity securities deemed held by the undersigned, Capital International Investors, Capital Group International, Inc., Capital Guardian Trust Company, Capital International, Inc., Capital International K.K., Capital International Limited, Capital International Sarl, American Funds Developing World Growth and Income Fund, American Funds Insurance Series (Capital Income Builder and Growth-Income Fund), American Mutual Fund, Capital Income Builder, Capital World Growth and Income Fund, Emerging Markets Growth Fund, Inc., International Growth and Income Fund, New Perspective Fund, New World Fund, Inc., and Washington Mutual Investors Fund, and to be reported pursuant to Sections 13(d), 13(f) and 13(g) of the Securities Exchange Act of 1934, as amended, and to execute joint filing agreements with respect to such filings.

          IN WITNESS WHEREOF, this Power of Attorney has been executed th
as of the 4   day of January, 2017.

























CUSIP: 00847X104                                                Page 5 of 7

  Capital International Investors

  /s/Robert W. Lovelace
  Name:   Robert W. Lovelace
  Title:     Partner

  Capital Group International, Inc.

  /s/ Peter C. Kelly
  Name:   Peter C. Kelly
  Title:     Secretary

  Capital Guardian Trust Company

  /s/ Peter C. Kelly
  Name:   Peter C. Kelly
  Title:     President and Senior Counsel

  Capital International, Inc.

  /s/ Peter C. Kelly
  Name:   Peter C. Kelly
  Title:     Senior Vice President and Senior
  Counsel

  Capital International K.K.

  /s/ Thomas B. Quantrille
  Name:   Thomas B. Quantrille
  Title:     President

  Capital International Limited

  /s/ Ida Levine
  Name:   Ida Levine
  Title:     Senior Vice President


























CUSIP: 00847X104                                                Page 6 of 7


  Capital International Sarl

  /s/ Guido Caratsch
  Name:   Guido Caratsch
  Title:     Vice President, Senior Counsel and
  Secretary

  American Mutual Fund

  /s/ Laurie D. Neat
  Name:   Laurie D. Neat
  Title:     Secretary

  American Funds Developing World Growth and
  Income Fund
  Capital Income Builder
  Capital World Growth and Income Fund
  International Growth and Income Fund
  New Perspective Fund
  New World Fund, Inc.

  /s/ Michael W. Stockton
  Name:   Michael W. Stockton
  Title:     Secretary

  American Funds Insurance Series

  /s/ Steven I. Koszalka
  Name:   Steven I. Koszalka
  Title:     Secretary

  Emerging Markets Growth Fund, Inc.

  /s/ Courtney R. Taylor
  Name:   Courtney R. Taylor
  Title:     Secretary

  Washington Mutual Investors Fund

  /s/ Michael W. Stockton
  Name:   Michael W. Stockton




















CUSIP: 00847X104                                                Page 7 of 7